FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 4, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 4, 2007

By: Signed "James Sharpe"

James Sharpe

Interim Chief Financial Officer

NORSAT EXPANDS SALES PRESENCE IN EUROPE, MIDDLE EAST AND AFRICA

Vancouver, British Columbia – December 4, 2007 – Norsat International Inc. (“Norsat”)
(TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today that it has established a representative sales office in Monte-Carlo, Monaco, to facilitate the Company’s expansion into the Southern European, Middle Eastern and Northern African satellite terminal markets. Norsat has selected Captain Marino Paladini as the Company’s primary sales representative for these regions.

“A fundamental component of our strategy is to drive growth through further penetration of the global satellite terminal market,” said Dr Amiee Chan, president and CEO Norsat International Inc. “Demand for portable satellite communications continues to grow around the world, and we believe there are significant opportunities in Southern Europe, the Middle East and Northern Africa.  A local presence is a key competitive advantage in successfully capitalizing on these opportunities.  In addition, Captain Paladini has strong relationships with satellite services providers throughout these regions and has already put us in front of a number of qualified prospects.”

Headquartered in Vancouver, Canada, Norsat now has a local presence in five countries, as well as a growing network of 135 resellers worldwide.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom group

Tel: 416-815-0700 ext. 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.